Kandi Technologies Group, Inc.

Jinhua New Energy Vehicle Town

Jinhua, Zhejiang Province

People Republic of China, 321016

October 14, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E

Washington, DC 20549

Attn: Jennifer Angelini

Re:	Kandi Technologies Group, Inc. Amendment No. 1 to Registration Statement on Form F-4 Filed September 1, 2022 File No. 333-259881

Dear Ms. Angelini:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated September 28, 2022 (the “Comment Letter”), to Kandi Technologies Group, Inc. (the “Company”, or “Kandi”) with respect to the Amendment No. 1 to Registration Statement on Form F-4.

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Amendment No. 1 to Form F-4 filed on September 1, 2022

General

1.	We note that your disclosure generally refers to your parent company and its subsidiaries (defined as the “Company” and referred to using first-person pronouns), and appears to lacks a defined term to refer to the consolidated company following the merger. While appropriate with respect to pre-merger information, references to the Company and first-person pronouns should be revised to refer to you and your subsidiaries with respect to post-merger information. For example, and without limitation, the registration statement should be revised to reflect your expected dividend policy, corporate governance, compensation programs, and related party transactions policy following the merger; if you expect these and other matters to be the same as those of your parent company, please affirmatively so state. Please also disclose whether you will enter into new employment agreements and, if so, file these as exhibits.

Response: In response to the Staff’s comment, the Company has revised accordingly throughout the Amendment No. 2 to Registration Statement on Form F-4 (the “Amended F-4”). The Company does not expect to enter into new employment agreements.

2.	We note that the Form 8-K filed October 15, 2021, discloses that your parent company “elected not to continue the engagement” and “terminated the engagement” of Marcum Bernstein & Pinchuk LLP (“Marcum”), while Marcum’s consent filed as Exhibit 23.1 to your registration statement states that “We resigned as auditors on October 15, 2021. .. . .” Please revise your disclosure to clarify this apparent inconsistency and, as applicable, for compliance with Items 12(b) or 14(j) of Form F-4 and Item 16F of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the auditors’ consent to make sure the consistency in the Amended F-4.

3.	Article 4.1 of the merger agreement indicates that you will assume the obligations of your parent company under the contracts or agreements listed on Annex A thereto, but this has been omitted. Please file this annex identifying assumed contracts with your next amendment.

Response: All the agreements that Kandi is a party prior to the merger will be assumed by Kandi BVI, the surviving company post merger. Annex A at the back of the merger agreement indicates such contents and has been included in the Amended F-4.

Cover Page

4.	Please revise your prospectus cover as follows:

●	Define the terms “pre-existed VIE” and “PRC operating entities.”

●	Remove the reference to “and our subsidiaries in the United States” in the second sentence to reflect, if true, that the majority of your business is conducted in China. Make conforming changes to page 11 of your summary and elsewhere as appropriate.

●	Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and under sub-section “Parties to the Merger” in the Amended F-4.

Proposal 1

Reincorporation from Delaware to the British Virgin Islands, page 6

5.	We note disclosure that “We will be governed by” and “We will adopt” new memorandum and articles of association under BVI law, in the forms attached as Appendices B and C. Please revise to clarify the adopting entity (i.e., you versus your parent company) and the actual corporate documents to be adopted (noting there appears to be a single revised memorandum and articles of association listed in the Exhibit Index and attached as Annex B). In addition, eliminate remaining references to the proposal regarding warrant exercise price adjustment; for instance, noted on pages 3 and 4.

Response: In response to the Staff’s comment, the Company has clarified the adopting entities in its disclosure in Proposal 1 in the Amended F-4. In addition, the Company has removed the remaining references to the proposal regarding warrant exercise price adjustment.

Summary, page 11

6.	Please revise the corporate diagram to include the registrant and the merger subsidiary. Additionally include a diagram to depict your corporate structure following the merger.

Response: In response to the Staff’s comment, the Company has updated the corporate diagram pre-merger and has included a diagram to depict our corporate structure following the merger in its disclosure in Summary in the Amended F-4.

7.	Please revise your summary risk factors to comply with the requirements of Item 3 of Form F-4 and Item 105(b) of Regulation S-K. Please move existing disclosure regarding foreign exchange restrictions to appear under the subheading “Cash Transfer Policy.” Revise disclosure on page ii to cross-reference your summary risk factors, and either incorporate the bullet points appearing there or else clarify why these are highlighted above others.

Response: In response to the Staff’s comment, the Company has revised the summary of risk factors to include a list of bullet points to echo the Risk Factors section. In addition, the Company has moved the existing disclosure regarding foreign exchange restrictions to appear under the subheading “Cash Transfer Policy.” Last, the Company has clarified the reason to highlight certain risk factors on the cover page of the Amended F-4.

8.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor (current and past) is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: In response to the Staff’s comment, the Company has added one section titled “Auditor’s Regulations” in Summary in the Amended F-4, to disclose that trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act. In addition, the Company has also clarified that the Company’s previous auditor is not subject to the determinations either throughout the Amended F-4 where determinations are mentioned.

Regulatory Approvals, page 17

9.	Please clearly disclose whether you, your parent company, or any of your respective subsidiaries is required to obtain permission from PRC authorities to engage in the merger, issue these securities to foreign investors, or list on a U.S. exchange. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied. Since your disclosure on page 18 indicates that you relied on counsel, please file an exhibit.

Response: In response to the Staff’s comment, the Company has added two paragraphs to disclose that currently we, our parent company, or any of our respective subsidiaries are not required to obtain permissions from PRC authorities to engage in the merger, issue these securities to foreign investors, or list on a U.S. exchange under Regulatory Approvals in the Amended F-4. In addition, the Company has filed the consent of PRC counsel as an exhibit.

Description of Share Capital of Kandi BVI, page 45

10.	We note your disclosure that, “As of the close of business on September 27, 2021, Kandi BVI had one ordinary share outstanding.” Please update this and other disclosures throughout the prospectus (for non-exclusive example, on pages 60, 63, and 69) to reflect information as of the most recent practicable date. Additionally revise your disclosure to reconcile the apparent inconsistency in the number of your outstanding shares, stated as one here and on page A-2, and as 1,000 elsewhere (for instance, on page 36).

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout the Amended F-4 to reflect the most updated info, i.e., 1,000 shares outstanding by Kandi BVI as of the date of the proxy statement/prospectus.

Corporate Governance

Involvement in Certain Legal Proceedings, page 68

11.	Please revise your disclosure to describe the effect that the merger is expected to have on the shareholder actions you identify, including whether you will become a party to these actions and how the enforceability of a potential judgment against you, your parent company, and/or your respective directors and officers will be affected.

Response: In response to the Staff’s comment, the Company has added disclosure to analyze the potential effect of the merger to the ongoing shareholder actions under Section “Involvement in Certain Legal Proceedings”.

Executive Compensation, page 70

12.	Please revise your disclosure to provide the information required by Item 18(a)(7) of Form F-4.

Response: In response to the Staff’s comment, the Company has added an incorporation by reference to the “Biographical Information of the Director Nominees” under Proposal 2 in the Amended F-4.

Find More Information, page 75

13.	Please revise your disclosure to specifically incorporate by reference the current report on Form 8-K filed by your parent company on September 7, 2022. Refer to the Form F-4 instructions regarding incorporation of certain information by reference.

Response: In response to the Staff’s comment, the Company has incorporated by reference the Current Report on Form 8-K filed with SEC on September 7, 2022 in the Amended F-4.

Exhibits

14.	We note the undated proxy card filed as Exhibit 99.1. In your next amendment please mark your form of proxy card as preliminary. In addition, please do not file the form of proxy as an exhibit to the registration statement. Refer to the Note to paragraph (a)(3) of Exchange Act Rule 14a-4.

Response: In response to the Staff’s comment, the Company has relocated the form of preliminary proxy from an exhibit to the registration statement to Appendix D to the proxy statement contained in the Amended F-4.

15.	The legal opinion filed as Exhibit 5.1 appears to contain a limitation on reliance in paragraph 7. Please have counsel revise to remove any implication that investors are not entitled to rely on the opinion. Refer to Section II.B.3.d of Staff Legal Bulletin No. 19 for guidance.

Response: In response to the Staff’s comment, BVI Counsel of the Company has revised its legal opinion accordingly and filed as an exhibit in the Amended F-4.

16.	Please file an updated consent from your former auditors, Marcum Bernstein & Pinchuk LLP, that also consents to the reference to the firm under the heading “Experts” in the registration statement.

Response: In response to the Staff’s comment, the former auditors have provided an updated consent containing the content requested as an exhibit in the Amended F-4.

17.	Please request the auditors to revise Exhibits 23.1 and 23.2 to consent to the incorporation by reference of their reports contained in the Form 10-K, as well as the Form 10-K/A, consistent with your disclosure on page 75.

Response: In response to the Staff’s comment, the Company has removed the incorporation by reference to the Annual Report on Form 10-K (“10-K”) since the Company has incorporated by reference the Annual Report on Form 10-K/A and it supersedes the 10-K in its entirety.

We thank the Staff for your review of the foregoing. If you have any questions, please do not hesitate to contact the undersigned at hxm@kandigroup.com, or Elizabeth Fei Chen of Pryor Cashman LLP, the outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

By:	/s/ Xiaoming Hu
Name:	Xiaoming Hu
Title:	President and Chief Executive Officer

cc:	Elizabeth Fei Chen, Esq.

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